Aug. 16, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

ATTN: Document Control – Edgar

RiverSource Life Insurance Company

on behalf of RiverSource Variable Account 10

Post-Effective Amendment No. 70 on Form N-4

File Nos. 333-79311/811-07355

RiverSource Variable Account 10

RiverSource Retirement Advisor Advantage Plus Variable Annuity

RiverSource Retirement Advisor Select Plus Variable Annuity

RiverSource Retirement Advisor 4 Advantage Variable Annuity

RiverSource Retirement Advisor 4 Select Variable Annuity

RiverSource Retirement Advisor 4 Access Variable Annuity

RiverSource RAVA 5 Advantage Variable Annuity

(Offered for contract applications signed prior to April 30, 2012)

RiverSource RAVA 5 Select Variable Annuity

(Offered for contract applications signed prior to April 30, 2012)

RiverSource RAVA 5 Access Variable Annuity

(Offered for contract applications signed prior to April 30, 2012)

File Nos. 333-79311/811-07355

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 70 (“Amendment No. 70”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

The purpose of this filing is to supplement prospectuses for RiverSource Retirement Advisor Advantage Plus Variable Annuity, RiverSource Retirement Advisor Select Plus Variable Annuity, RiverSource Retirement Advisor 4 Advantage Variable Annuity, RiverSource Retirement Advisor 4 Select Variable Annuity, RiverSource Retirement Advisor 4 Access Variable Annuity, RiverSource RAVA 5 Advantage Variable Annuity (Offered for contract applications signed prior to April 30, 2012), RiverSource RAVA 5 Select Variable Annuity (Offered for contract applications signed prior to April 30, 2012), and RiverSource RAVA 5 Access Variable Annuity (Offered for contract applications signed prior to April 30, 2012).

This supplement includes the following changes to the existing prospectuses:

•	Four new investment options will be available under certain optional living benefit riders,

•	Changes to rider fees for certain optional living benefit riders, including charging a different fee depending on the funds in which the contract value is allocated,

•

Changes to rider fees for the Accumulation Protector Benefit or Accumulation Benefit rider upon elective step up or elective spousal continuation step up, including charging a different fee depending on the funds to which the contract value is allocated, and

•	Other non-material changes.

Prospectuses and Statement of Additional Information for the above referenced variable annuities are incorporated by reference into this Amendment No.70.

Registrant intends this filing to serve as a Template Filing for the following variable annuity contracts that will incorporate the same changes:

Product Name	1933 Act #	1940 Act #	Registrant Name	Life Insurance Company Name
RiverSource Retirement Advisor Advantage Plus Variable Annuity/ RiverSource Retirement Advisor Select Plus Variable Annuity	333-91691	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource Retirement Advisor 4 Advantage Variable Annuity/RiverSource Retirement Advisor 4 Select Variable Annuity/ RiverSource Retirement Advisor 4 Access Variable Annuity	333-91691	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource RAVA 5 Advantage Variable Annuity/ RiverSource RAVA 5 Select Variable Annuity/ RiverSource RAVA 5 Access Variable Annuity (Offered for contract applications signed prior to April 30, 2012)	333-91691	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 70 or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford
Attorney in Fact